Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

14 September 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hayfield

Andrew M Knox
Public Officer

Enc.

dlw 10/7

SEC Mail Processing Section

SEP 23 2009

Washington, DC
110

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Spikey Beach - 1 Update
T/38P – Bass Basin

Cue Energy Resources Limited advises that as of 0600 hours on 14 September 2009 the Spikey Beach-1 well has been drilled by operator Beach Petroleum to the planned total depth of 2100m MDRT. No hydrocarbon shows were recorded in the well. Operations are currently underway to plug and abandon the well.

The participants in the Spikey Beach-1 well are:

Beach Petroleum Limited (*operator*)	80%
Galveston Mining (*100% Cue Energy Resources Subsidiary*)	10%
Exoil Ltd	10%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

14 September 2009